UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Tsai, Jr., Gerald
   Tsai Management, Inc.
   200 Park Avenue
   Suite 4501
   New York,, NY  10166
   USA
2. Issuer Name and Ticker or Trading Symbol
   Triarc Companies, Inc.
   TRY
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   July 31, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Class A Common Stock       |1/1/01|J(1)|V|298               |(A)|$25.12(2)  |                   |      |                           |
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Class A Common Stock       |1/18/0|J(1)|V|60                |(A)|$24.64(2)  |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |4/2/01|J(1)|V|296               |(A)|$23.04(2)  |                   |      |                           |
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Class A Common Stock       |4/26/0|J(1)|V|60                |(A)|$24.81(2)  |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |6/21/0|J(1)|V|59                |(A)|$25.24(2)  |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |7/2/01|J(1)|V|296               |(A)|$25.31(2)  |                   |      |                           |
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Class A Common Stock       |7/11/0|S   | |1,000             |(D)|$25.20     |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |7/12/0|S   | |2,000             |(D)|$25.67     |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |7/12/0|S   | |2,500             |(D)|$25.70     |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |7/12/0|S   | |500               |(D)|$25.67     |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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                           |7/12/0|S   | |210               |(D)|$25.61     |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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                           |7/12/0|S   | |2,000             |(D)|$25.65     |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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                           |7/12/0|S   | |1,000             |(D)|$25.25     |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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                           |7/13/0|S   | |1,000             |(D)|$25.71     |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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                           |7/13/0| S  | |2,000             |(D)|$26.05     |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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                           |7/23/0|S   | |2,534             |(D)|$25.96     |2,855              |(D)   |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Options (right t|$26.00  |6/21/|(A) | |4,000      |A  |(3)  |6/21/|Class A Comm|4,000  |       |4,000       |(D)|            |
o buy) with tandem tax|        |01   |    | |           |   |     |11   |on Stock    |       |       |            |   |            |
 withholding rights.  |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Shares were issued pursuant to the Company's 1998 Equity Participation Plan in lieu of annual retainer or Board of Directors or committee meeting attendance fees that would otherwise be payable in cash.
(2) In accordance with the Company's 1998 Equity Participation Plan, the price is the average of the closing price per share on the 20 consecutive trading days immediately preceding the date on which the annual retainer or meeting attendance fee would otherwise be payable.
(3) The option vests in two equal installments on June 21, 2002 and 2003.
SIGNATURE OF REPORTING PERSON
GERALD TSAI, JR.
DATE
August 6, 2001